Exhibit 99.1

KAMADA LTD.

2 Holzman Street
Weizmann Science Park
P.O. Box 4081
Rehovot 7670402, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend the Annual General Meeting of Shareholders of Kamada Ltd. (the “Meeting”) to be held at our offices at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, on Thursday, December 28, 2023, at 4:00 p.m. (Israel time), for the following purposes:

1.      To re-elect seven directors to serve as members of our Board of Directors until our next annual general meeting of shareholders and until their respective successors are duly elected by the shareholders of the Company.

3.      To approve an increase in the base salary of Mr. Amir London, our Chief Executive Officer.

7.      To ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2023 and for such additional period until our next annual general meeting of shareholders.

In addition, at the Meeting, representatives of our management will be available to review and discuss our consolidated financial statements for the year ended December 31, 2022.

Our Board of Directors recommends a vote “FOR” the election of each of the director nominees set forth in Proposal 1 and each of the other proposals that are described in the attached Proxy Statement.

Shareholders of record at the close of business on November 20, 2023, are entitled to notice of and to vote at the Meeting. You can vote either by mailing in your proxy or in person by attending the Meeting. If voting by proxy, we will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the appointed time of the Meeting. If you attend the Meeting, you may revoke your proxy (if previously submitted) and vote in person. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange (“TASE”) and wish to vote, either by proxy or in person by attending the Meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law, 1999 (“Israeli Companies Law”) and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000. Such certification may be obtained at the TASE member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder, provided that the shareholder’s request is submitted with respect to a specific securities account. Shareholders who hold shares through members of the TASE may also vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”) up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Quorum

The presence (in person, by proxy or via the ISA’s electronic voting system) of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of our Company’s voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. Any number of shareholders present (in person or by proxy or via the ISA’s electronic voting system) will constitute a quorum at the adjourned meeting. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person, by proxy or via the ISA’s electronic voting system, entitled to vote and voting on the matter, is required to elect each of the director nominees set forth in Proposal1 and to approve each of the other proposals.

In addition to the foregoing majority requirement, the approval of Proposal 2 is also subject to the fulfillment of one of the following additional voting requirements: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal does not exceed two-percent (2%) of our outstanding voting rights.

Other than the FIMI Funds, we are unaware of any other shareholder that would be deemed to be a controlling shareholder of the Company (within the meaning of Israeli law) for purposes of the calculation of the Special Majority. A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposal 2. If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on Proposal 2, you should contact Mr. Nir Livneh, our Vice President General Counsel and Corporate Secretary (Tel: +972-733-321705, nirl@kamada.com) or Ms. Rotem Green, our Legal Counsel (Tel: +972-733-366186, rotemg@kamada.com).

Each shareholder voting on Proposal 2 is required to indicate on the proxy card or via the ISA’s electronic voting system, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in Proposal 2. Otherwise, the shareholder’s vote will not be counted for the purposes of the proposal. Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, via the website of the U.S. Securities and Exchange Commission at www.sec.gov or via the ISA’s electronic filing system at http://www.magna.isa.gov.il or the TASE’s website at http://maya.tase.co.il, and also at our offices upon prior notice and during regular business hours (2 Holzman Street, Weizmann Science Park, Rehovot, Israel; Tel: +972-8-9406472) until the date of the Meeting. Our Company’s representatives are Mr. Nir Livneh, our Vice President General Counsel and Corporate Secretary and Ms. Rotem Green, our Legal Counsel (2 Holzman Street, Weizmann Science Park, Rehovot, Israel; Tel: +972-733-321705).

Sincerely,
/s/ Lilach Asher-Topilsky
Lilach Asher-Topilsky
Chair of the Board of Directors

November 13, 2023

KAMADA LTD.

2 Holzman Street
Weizmann Science Park
P.O. Box 4081
Rehovot 7670402, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Kamada Ltd. (“we,” “us,” “our,” or the “Company”) to be voted at the Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held at our offices at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, on Thursday, December 28, 2023, at 4:00 p.m. (Israel time).

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following: (1) re-election of seven directors to serve as members of our Board of Directors until our next annual general meeting of shareholders and until their successors are duly elected by the shareholders of the Company; (2) approval of an increase in the base salary of Mr. Amir London, our Chief Executive Officer; and (3) ratification and approval of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2023 and for such additional period until our next annual general meeting of shareholders. In addition, at the Meeting, representatives of our management will be available to review and discuss our consolidated financial statements for the year ended December 31, 2022.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the election of each of the director nominees set forth in Proposal 1 and each of the other proposals set forth in this Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on November 20, 2023. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on November 20, 2023, or which appeared in the participant listing of a securities depository on that date. See below “How You Can Vote.”

How You Can Vote

•        Voting in Person.    If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company LLC, or in our register of shareholders (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

•        Voting by Proxy.    You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, if your shares are held in “street name,” by following the voting instructions provided by your broker, bank trustee or nominee. We will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the designated time for the Meeting. Upon receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or if directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted in accordance with the recommendations of our Board of Directors.

•        Shares Traded on TASE.    Shareholders who hold shares through members of the Tel Aviv Stock Exchange (the “TASE”) may vote in person or through the enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certificate of incorporation, as the case may be, to the Company’s office in Israel. Shareholders who hold shares through members of the TASE and intend to vote their shares either in person or by proxy, must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the record date (“Ownership Certificate”), which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000. Generally, a proxy (together with the Ownership Certificate) must be received at our registered office in Israel at least 48 hours prior to the designated time for the Meeting to be included in the tally of ordinary shares voted at the Meeting. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”) up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our General Counsel and Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

If you are a beneficial owner of shares registered in the name of a member of the TASE, you may change your vote (i) by attending the Meeting and voting in person, by presenting a valid Ownership Certificate as of the record date; (ii) by delivering a later-dated duly executed proxy, together with a valid Ownership Certificate as of the record date, to the Company’s registered office in Israel at least 48 hours prior to the designated time for the Meeting, or (iii) by following the relevant instructions for changing your vote via the ISA’s electronic voting system by no later than six hours before the time set for the Meeting.

Quorum

The presence (in person, by proxy or via the ISA’s electronic voting system), of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of the Company’s voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. Any number of shareholders present (in person, by proxy or via the ISA’s electronic voting system), will constitute a quorum at the adjourned meeting. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares, and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person, by proxy or via the ISA’s electronic voting system, entitled to vote and voting on the matter, is required to elect each of the director nominees set forth in Proposal 1 and to approve each of the other proposals.

In addition to the foregoing majority requirement, the approval of Proposal 2 is also subject to the fulfillment of one of the following additional voting requirements (the “Special Majority”): (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal does not exceed two-percent (2%) of our outstanding voting rights.

Other than the FIMI Funds, we are unaware of any other shareholder that would be deemed to be a controlling shareholder of the Company (within the meaning of Israeli law) for purposes of the calculation of the Special Majority. A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposal 2. If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on Proposal 2, you should contact Mr. Nir Livneh, our Vice President General Counsel and Corporate Secretary (Tel: +972-733-321705, nirl@kamada.com) or Ms. Rotem Green, our Legal Counsel (Tel: +972-733-366186, rotemg@kamada.com).

Each shareholder voting on Proposal 2 is required to indicate on the proxy card or via the ISA’s electronic voting system, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in Proposal 2. Otherwise, the shareholder’s vote will not be counted for the purposes of the proposal. Under the Israeli Companies Law, 1999 (“Israeli Companies Law”), a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Position Statements

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder may submit to us a position statement on its behalf, expressing its position on an agenda item for the Meeting, to our offices, at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, Attention: Mr. Nir Livneh, Vice President, General Counsel and Corporate Secretary and Ms. Rotem Green, our Legal Counsel, or by facsimile to +972-8-9406473, no later than Monday, December 18, 2023 at 4:00 p.m. Israel time.

Shareholder Proposals

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is November 20, 2023. If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion on the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than November 27, 2023, by way of issuing a press release or submitting a Report on Form 6-K to the SEC.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of November 1, 2023 (unless otherwise indicated below) regarding the beneficial ownership by (i) each person known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our current directors and director nominees; and (iii) all of our current directors and executive officers as a group.

The percentage of beneficial ownership of our ordinary shares is based on 57,476,293 ordinary shares outstanding as of November 1, 2023. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options exercisable into ordinary shares within 60 days of the date of the table are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the options. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person or entity.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

	Ordinary Shares Beneficially Owned
Name	Number	Percentage
5% or Greater Shareholders
FIMI Funds(1)	22,084,287	38.42%
The Phoenix Holdings Ltd.(2)	4,552,343	7.92%
Leon Recanati(3)	3,620,498	6.3%

Directors
Lilach Asher Topilsky(4)	27,375	*
Uri Botzer(5)	7,500	*
Ishay Davidi(6)	22,111,662	38.47%
Karnit Goldwasser(7)	27,375	*
Lilach Payorski(8)	7,500	*
Leon Recanati(3)	3,620,498	6.3%
Prof. Ari Shamiss(9)	15,000	*
David Tsur(10)	655,304	1.14%
Prof. Benjamin Dekel(11)	—	—
Assaf Itshayek(12)	—	—
Directors and executive officers as a group (19 persons)(13)	27,124,979	47.05%

____________

*        Less than 1% of our ordinary shares.

(1)      Based solely upon, and qualified in its entirety with reference to, Amendment No. 3 to Schedule 13D filed with the SEC on September 7, 2023. According to the Statement, (A) (i) includes 4,421,909 shares directly owned by FIMI Opportunity Fund 6, L.P. and 5,030,799 shares directly owned by FIMI Israel Opportunity Fund 6, Limited Partnership (together, the “FIMI 6 Funds”) and (ii) the 9,452,708 ordinary shares held by the FIMI 6 Funds are indirectly beneficially owned by FIMI 6 2016 Ltd. (“FIMI 6”), which serves as the managing general partner of the FIMI 6 Funds, and Or Adiv Ltd., a company controlled by Mr. Ishay Davidi, which controls FIMI 6; (B) (i) includes 4,911,158 shares directly owned by FIMI Opportunity 7, L.P. and 7,720,421 shares directly owned by FIMI Israel Opportunity Fund 7, Limited Partnership (together, the “FIMI 7 Funds”) and (ii) the 12,631,579 ordinary shares held by the FIMI 7 Funds are indirectly beneficially owned by FIMI 7 2016 Ltd. (“FIMI 7”), which serves as the managing general partner of the FIMI 7 Funds, and O.D.N Seven Investments Ltd., a company controlled by Mr. Ishay Davidi, which controls FIMI 7; and (C) the 22,084,287 ordinary shares held by the FIMI 6 Funds and the FIMI 7 Funds are indirectly beneficially owned by Mr. Ishay Davidi. Information included in this footnote does not include 27,375 ordinary shares subject to options held directly by Mr. Ishay Davidi that are currently exercisable or exercisable within 60 days of the date of the table.

(2)      Based solely upon, and qualified in its entirety with reference to, a notice provided to the Company dated October 2, 2023, reporting its holdings as of September 30, 2023.

(3)      Mr. Recanati holds 677,479 ordinary shares directly and 2,895,644 ordinary shares indirectly through Gov Financial Holdings Ltd., a company organized under the laws of the State of Israel (“Gov”). Gov is wholly-owned by Mr. Recanati, a director, who exercises sole voting and investment power over the shares held by Gov. In addition, includes options to purchase 47,375 ordinary shares directly held by Mr. Recanati that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 22.07 (or $6.07) per share, which expire between May 30, 2024 and June 22, 2029. Does not include ordinary shares subject to unvested options to purchase 29,125 ordinary shares that are not exercisable within 60 days of the date of the table.

(4)      Shares beneficially owned consist of options to purchase 27,375 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 22.48 (or $6.24) per share, which expire on June 22, 2029. Does not include ordinary shares subject to unvested options to purchase 29,125 ordinary shares that are not exercisable within 60 days of the date of the table.

(5)      Shares beneficially owned consist of options to purchase 7,500 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 17.35 (or $4.99) per share, which expire on June 22, 2029. Does not include ordinary shares subject to unvested options to purchase 22,500 ordinary shares that are not exercisable within 60 days of the date of the table.

(6)      Includes (i) 22,084,287 shares indirectly beneficially owned through the FIMI 6 Funds and FIMI 7 Funds (see footnote (1) above); and (ii) 27,375 ordinary shares subject to options held directly by Mr. Ishay Davidi that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 22.49 (or $6.24) per share, which expire between September 25, 2026 and June 22, 2029. Does not include ordinary shares subject to unvested options to purchase 29,125 ordinary shares that are not exercisable within 60 days of the date of the table.

(7)      Shares beneficially owned consist of options to purchase 27,375 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 22.49 (or $6.24) per share, which expire between September 25, 2026 and June 22, 2029. Does not include ordinary shares subject to unvested options to purchase 29,125 ordinary shares that are not exercisable within 60 days of the date of the table.

(8)      Shares beneficially owned consist of options to purchase 7,500 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 19.36 (or $5.57) per share, which expire on June 22, 2029. Does not include ordinary shares subject unvested options to purchase 22,500 ordinary shares that are not exercisable within 60 days of the date of the table

(9)      Shares beneficially owned consist of options to purchase 15,000 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 24.42 (or $7.35) per share, which expire between June 10, 2027 and June 22, 2029. Does not include ordinary shares subject to unvested options to purchase 25,000 ordinary shares that are not exercisable within 60 days of the date of the table.

(10)    Mr. David Tsur directly holds 607,929 ordinary shares. In addition, includes options to purchase 47,375 ordinary shares directly held by Mr. Tsur that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 22.07 (or $6.07) per share, which expire between May 30, 2024 and June 22, 2029. Does not include ordinary shares subject to unvested options to purchase 29,125 ordinary shares that are not exercisable within 60 days of the date of the table.

(11)    Does not include ordinary shares subject to unvested options to purchase 16,000 ordinary shares that are not exercisable within 60 days of the date of the table.

(12)    Does not include ordinary shares subject to unvested options to purchase 16,000 ordinary shares that are not exercisable within 60 days of the date of the table.

(13)    Includes 105,390 ordinary shares held by the company’s executive officers. In addition, includes options to purchase 547,325 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 19.87 (or $5.65) per share, which expire between January 31, 2024 and June 22, 2029. For certain information regarding the directors’ beneficial ownership, See footnotes (1)-(12).

Board Diversity Matrix The table below provides certain information with respect to the diversity of our Board of Directors as of the date hereof.

Country of Principal Executive Offices	Israel
Foreign Private Issuer:	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	10
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	7	—	—

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

Compensation of Executive Officers

For information regarding the compensation incurred by us in relation to our five most highly compensated office holders (within the meaning of the Israel Companies Law) for the year ended December 31, 2022, see “Item 6. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — Compensation of Covered Executives” of our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 15, 2023.